UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

As previously disclosed in the Reports on Form 6-K filed by the Company on February 27, 2026 and March 2, 2026, the Company issued (i) 8% original issue discount Convertible Promissory Notes in the aggregate principal amount of $5,940,000 (the “Convertible Notes”), and (ii) warrants (the “Warrants”) to purchase Class A ordinary shares of the Company, pursuant to a securities purchase agreement by and between the Company and certain investors dated February 27, 2026 (the “Securities Purchase Agreement”).

Following the issuance of the Convertible Notes and Warrants, the Company effected two reverse share splits: (i) a 1-for-50 reverse share split on March 23, 2026, which adjusted the Floor Price (as defined in the Convertible Note) from $0.092 to $4.60, and (ii) a 1-for-30 reverse share split on June 23, 2026, which adjusted the Floor Price from $4.60 to $138.00 (collectively, the “Reverse Splits”).The Reverse Splits triggered a Floor Price Event under the Convertible Note. As a result, the holder of the outstanding Convertible Note and Warrants (the “Holder”) elected to have the Company redeem the Convertible Note for a redemption amount equal to $6,794,775.79, representing the entire outstanding principal amount plus accrued interest, multiplied by a 125% redemption premium.

On August 20, 2026, the Company entered into a Supplemental Agreement (the “Supplemental Agreement”) with the Holder, supplementing the Securities Purchase Agreement. Before the date of the Supplemental Agreement, the Company had paid $5,428,323.29 of the redemption amount, leaving a remaining redemption amount of $1,366,452.50 (the “Remaining Redemption Amount”).

Under the Supplemental Agreement, the Company is required to repay the Remaining Redemption Amount on or before December 31, 2026. Prepayment is permitted at any time without penalty, and no further interest shall accrue on the Remaining Redemption Amount from and after the date of the Supplemental Agreement. The Company is required to apply 50% of the gross proceeds from any at-the-market (“ATM”) offering program (after deducting customary costs) toward repayment of the Remaining Redemption Amount. Any ATM program exceeding $20 million in aggregate requires the Holder’s prior written consent. In addition, the Company is required to apply 50% of the net proceeds from any Subsequent Financing (as defined in the Supplemental Agreement), with certain exemptions, toward repayment of the Remaining Redemption Amount. Under the Supplemental Agreement, a failure by the Company to repay the Remaining Redemption Amount in full by December 31, 2026 constitutes an Event of Default, subject to a five (5) Business Day cure period following written notice from the Holder. Upon an Event of Default, interest shall accrue on the outstanding balance at the rate of 25% per annum. Following full repayment of the Remaining Redemption Amount, all obligations of the Company under the Convertible Note shall automatically terminate.

In addition, the Second Tranche Closing under the Securities Purchase Agreement has been cancelled, and the parties have exchanged a mutual release of claims with respect thereto.

The Holder’s Warrants to purchase up to 11,284 Class A ordinary shares are also cancelled. No separate consideration is payable in connection with the cancellation of the Warrants.

The Supplemental Agreement further provides that, (i) for a period of twelve (12) months from the date of the Supplemental Agreement, the Holder has a right of first refusal with respect to any future public or private offering of equity securities or convertible debt securities by the Company, with certain exemptions, and (ii) for a period of twelve (12) months from the date of the Supplemental Agreement, the Holder has a participation right with respect to any issuance of Class A Ordinary Shares or equivalents for cash, with certain exemptions.

The foregoing is not a complete description of the Supplemental Agreement and is subject to, and is qualified by reference to, the full text and terms of the Supplemental Agreement, the form of which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

On August 25, 2026, the Company issued a press release announcing the Supplemental Agreement. A copy of the press release announcing is furnished as Exhibit 99.1 hereto.

General

The information contained in this Report on Form 6-K of the Company is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-286705) as amended, Registration Statement on Form F-3 (File No. 333-297406) and into the prospectus or prospectus supplement outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.
10.1	Form of Securities Purchase Agreement
99.1	Press release - YY Group Eliminates $5.94 Million Second Financing Tranche and Cancels All Outstanding Warrants, dated August 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: August 25, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer

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